Exhibit 99.2

Brussels, April 27, 2004

The board of directors kindly requests you to attend the ordinary general meeting of our company that will be held on Thursday, May 27, 2004, at 3:00 p.m. at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean with the agenda set forth below.

The persons attending the meeting are invited to arrive at least 15 minutes before 3:00 p.m., in order to proceed with the registration formalities.

     1. Management report of the board of directors on the financial year ended December 31, 2003.

     2. Report of the statutory auditor on the financial year ended December 31, 2003.

     3. Communication of the consolidated annual accounts as of December 31, 2003.

     4. Approval of the annual accounts as of December 31, 2003.

     Proposed resolution: approve the annual accounts as of December 31, 2003, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.00 per share.

     5. Discharge of liability of the directors.

     Proposed resolution: approve the discharge of liability of the directors for the financial year ended December 31, 2003.

     6. Compensation of the directors.

     Proposed resolution: Proposal to provide, as from the year 2004, (i) to the Directors in compensation for their positions as Directors and as a member of any Committee of the Board, an amount of up to EUR 70,000 per year per Director, increased with an additional amount of up to EUR 10,000 per year for the Chairman of any standing Committee of the Board, and (ii) to the Chairman of the Board, an amount up to EUR 140,000 per year (inclusive of any amount due as Chairman of any Standing Committee). The amount to be distributed to each Director shall be decided by the Board of Directors, taking into account the rule set forth in the preceding sentence.

     7. Discharge of liability of the statutory auditor.

     Proposed resolution: approve the discharge of liability of the statutory auditor for the financial year ended December 31, 2003.

Delhaize Group SA - NV
53 rue Osseghemstraat -1080 Brussels - Belgium
Tel.: +32 (0)2 412 21 11 - Fax.: +32 (0)2 412 21 94 - http://www.delhaizegroup.com
Bank Account: n° 210-0000021-73 - V.A.T.: BE 402.206.045 - Brussels Trade Register: 8831

8.	Renewal and appointment of directors.

8.1	Proposed resolution: renew the mandate of Baron Gui de Vaucleroy as director for a period of one year that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004.

8.2	Proposed resolution: renew the mandate of Count Goblet d’Alviella as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

8.3	Proposed resolution: renew the mandate of Mr. Robert J. Murray as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

8.4	Proposed resolution: appoint Dr. William L. Roper as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

8.5	Proposed resolution: appoint Mr. Edward Neville Isdell as director for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006.

9.	Independent directors.

9.1	Proposed resolution: upon proposal of the Board of directors, acknowledge that Baron de Cooman d’Herlinckhove, appointed as director for the last time by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.2	Proposed resolution: upon proposal of the Board of directors, acknowledge that Count de Pret Roose de Calesberg, appointed as director by the ordinary general meeting held on May 2002 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.3	Proposed resolution: upon proposal of the Board of directors, acknowledge that Baron Georges Jacobs, appointed as director by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.4	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Didier Smits, appointed as director for the last time by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.
9.5	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Philippe Stroobant, appointed as director for the last time by the ordinary general meeting held on May 2002 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.6	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Frans Vreys, appointed as director for the last time by the ordinary general meeting held on May 2003 and whose mandate will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2005, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.7	Proposed resolution: upon proposal of the Board of directors, acknowledge that Baron Gui de Vaucleroy, whose mandate has been renewed by this ordinary general meeting for a period of one year that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2004, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.8	Proposed resolution: upon proposal of the Board of directors, acknowledge that Count Goblet d’Alviella, whose mandate has been renewed by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.9	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Robert J. Murray, whose mandate has been renewed by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.10	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Edward Neville Isdell, appointed as director by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

9.11	Proposed resolution: upon proposal of the Board of directors, acknowledge that Dr. William L. Roper, appointed as director by this ordinary general meeting for a period of three years that will expire at the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2006, satisfies the requirements of independence set forth by Article 524, § 4, second indent, 2° to 4° of the Company Code, and appoint him as independent director.

10.	Pursuant to Article 556 of the Company Code, approval of (i) any provision granting to the beneficiaries of stock options on shares of the company the right to acquire prematurely shares of the company in the event of a change of control over the company, as provided in the stock option plan that the company should approve in the course of 2004 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan, and (ii) any provision granting to the holders of the convertible bonds issued by the company in the course of 2004 for an amount of three hundred million Euros the right to redeem the bonds in the event of a public offer on the company, as provided in the relevant documentation relating to such convertible bonds.

Proposed resolution: approve, pursuant to Article 556 of the Company Code, (i) any provision granting to the beneficiaries of stock options on shares of the company the right to acquire prematurely shares of the company in the event of a change of control over the company, as provided in the stock option plan that the company should approve in the course of 2004 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan, and (ii) any provision granting to the holders of the convertible bonds issued by the company in the course of 2004 for an amount of three hundred million Euros the right to redeem the bonds in the event of a public offer on the company, as provided in the relevant documentation relating to such convertible bonds.

We remind you that in order to be authorized to attend the ordinary general meeting and pursuant to Article 32 of the Articles of Association, holders of registered shares or registered warrants must notify the board of directors of their intent to exercise their rights at the meeting by May 21, 2004 at the latest.

Pursuant to Article 32 of the Articles of Association, holders of bearer securities must deposit their securities at the registered office of the company by May 21, 2004 at the latest or, within same time frame, Dexia Banque, ING Belgium, Fortis Banque, KBC or Banque Degroof shall deliver a certificate to the company, which certifies the blocking of the bearer securities up to and including the date of the general meeting.

Please note that May 20, 2004 is a public holiday and that May 21, 2004 is a bank holiday in Belgium.

Shareholders are permitted to be represented by proxy holders at the ordinary general meeting. Pursuant to Article 33 of the Articles of Association, the proxies, executed in the form approved by the company and attached hereto, must be delivered to the company or to the offices of Dexia Banque, ING Belgium, Fortis Banque, KBC or Banque Degroof by May 21, 2004 at the latest. Proxies may also be sent by fax to number +32 (0)2 412 21 29 by May 21, 2004 at the latest, provided that the executed original of such proxies be handed over to the chairman of the general meeting by the beginning of such meeting at the latest. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

In order to attend the meeting, shareholders and proxy holders will have to prove their identity and/or powers, and representatives of legal entities must hand over the documents establishing their capacity as corporate representatives or special proxy holders, by the beginning of the meeting at the latest.

Yours sincerely,

Gui de VAUCLEROY
Chairman of the Board of directors

P.S.:	If you wish to attend the ordinary general meeting, please return us the yellow document enclosed.

Annexes:
1.	2003 annual report of the company.

2.	Form of proxy approved by the company.

3.	Yellow document aimed at confirming the attendance at the ordinary general meeting.

Annex 2 to Exhibit 99.2

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

PROXY

The undersigned,

[	]

Hereby represented by (first name, family name and title):

holder of ............... shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office located at Molenbeek-Saint-Jean, rue Osseghem 53, Belgium, registered with the Company Register under the number 0402206045, grants special powers to:

in order to be represented at the ordinary general meeting that will take place on Thursday May 27, 2004 at 3 p.m., at the registered office of the company, in order to discuss the agenda herewith attached and to vote on his/her/its behalf in the way indicated hereinafter:

VOTING INSTRUCTION:

(*) Cross out indications when not applicable.

1)	item 1 of the agenda does not require a vote	2)	item 2 of the agenda does not require a vote
3)	item 3 of the agenda does not require a vote	4)	vote on proposed resolution 4
		-	vote in favor	(*)
		-	vote against	(*)
		-	abstain	(*)

5)	vote on proposed resolution 5
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
7)	vote on proposed resolution 7
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
8.2)	vote on proposed resolution 8.2
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
8.4)	vote on proposed resolution 8.4
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.1)	vote on proposed resolution 9.1
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.3)	vote on proposed resolution 9.3
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.5)	vote on proposed resolution 9.5
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.7)	vote on proposed resolution 9.7
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.9)	vote on proposed resolution 9.9
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.11)	vote on proposed resolution 9.11
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)

6)	vote on proposed resolution 6
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
8.1)	vote on proposed resolution 8.1
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
8.3)	vote on proposed resolution 8.3
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
8.5)	vote on proposed resolution 8.5
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.2)	vote on proposed resolution 9.2
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.4)	vote on proposed resolution 9.4
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.6)	vote on proposed resolution 9.6
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.8)	vote on proposed resolution 9.8
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
9.10)	vote on proposed resolution 9.10
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)
10)	vote on proposed resolution 10
	—	vote in favor	(*)
	—	vote against	(*)
	—	abstain	(*)

2

If you provide no voting instruction with respect to a proposed resolution:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the principal has crossed out the indication under (i) above, the proxy holder will vote in the best interest of the principal, on the basis of the discussions.

In addition, the proxy holder will notably be entitled to:

(i)	participate in all discussions and vote, amend or reject any proposed resolution of the agenda on behalf and for the account of the principal; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Pursuant to Article 33 of the Articles of Association, the proxy must be delivered to the company or to the offices of Dexia Banque, ING Belgium, Fortis Banque, KBC or Banque Degroof by May 21, 2004 at the latest. The proxy may also be sent by fax to the number +32 (0)2 412 21 29 within the same time frame, provided that the executed original of such proxy be handed over to the chairman of the extraordinary general meeting by the beginning of such meeting at the latest. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

Please note that May 20, 2004 is a public holiday and that May 21, 2004 is a bank holiday in Belgium.

In order to attend the meeting, proxy holders will have to prove their identity and powers, and representatives of corporations will have to deliver the documents proving their capacity as corporate representatives or special proxy holders, by the beginning of the meeting at the latest.

Done in ___, on ___2004

Signature

Annex: agenda of the ordinary general meeting of May 27, 2004

3

Annex 3 to Exhibit 99.2

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

ATTENDING FORM

The undersigned:

holder of ................................................................. shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Company Register under the number 0402206045, hereby notify his/her/its intent to attend the extraordinary general meeting of May 27, 2004.

Made in .................................... , on .................................... 2004.

Signature